March 2, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
100 F Street, N.E.
Washington, D.C.  20549

         Re:  Futuremedia Public Limited Company
              Registration Statement on Form F-3
              Filed January 27, 2006
              File No. 333-131314

              Form 20-F for the year ended April 30, 2005
              File No. 000-21978

Ladies and Gentlemen:

      Futuremedia Public Limited Company (the "Company") is transmitting for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), the accompanying Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form F-3, File No. 333-131314 (the "Registration Statement").

      Amendment No. 1 and this letter reflect the Company's responses to the comments contained in the letter from the Commission's Staff (the "Staff") to Leonard M. Fertig dated February 23, 2006. The Company's responses are numbered to correspond to the numbered comments of the Staff's letter.

      In connection with this response letter, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
March 2, 2006
Page 2

Registration Statement on Form F-3

Comment 1:  Your securities  purchase  agreement appears to also provide for the sale of convertible notes in the aggregate principal amount of $7,500,000 in addition to the $2,500,000 convertible note for which underlying shares you are registering in this registration statement. Pursuant to the terms of the agreement, it also appears that $10,000,000 has been placed in escrow with respect to these two tranches of financing. Please advise us if $10,000,000 had been placed in escrow and whether you have received the $2,500,000 from escrow with respect to the first tranche. The transaction must be fully disclosed in the registration statement; your current disclosure appears to suggest that there was only one financing for $2,500,000 in December 2005. In addition, please file the escrow agreement as a material agreement to your private placement transaction. In this regard, we note that David Gonzalez, managing partner and general counsel of Cornell Capital, is the escrow agent according to Section 1(a) and (c) of the securities purchase agreement.

Response 1: The Company  acknowledges  the Staff's  comments and  supplementally advises the Staff that the transaction has been fully disclosed in the Registration Statement as there was only one tranche of financing for $2,500,000 completed in December 2005. As described in the Registration Statement, total proceeds to the Company from the issuance of the Convertible Note to Cornell Capital Partners, LP on December 19, 2005 was $2,500,000. Also, on December 19, 2005, a
            Warrant to purchase 250,000 ADSs was issued to Cornell Capital Partners, LP. The Company has not received any proceeds from the exercise of the Warrant. The $2,500,000, which was held in escrow for a short period of time, was received by the Company on December 19, 2005.

            Section 10(o) "Additional Funding" of the Company's Security Purchase Agreement dated December 19, 2005 by and between the Company and Cornell Capital Partners, LP (the "Purchase Agreement") (previously filed as Exhibit 2 to the Company's Form 6-K, filed on December 20, 2005, File No. 000-21978) clearly indicates that up to an additional $7,500,000 will be provided by Cornell Capital Partners, LP upon the satisfaction of certain conditions by the Company. This second tranche of financing of up to $7,500,000 has not yet occurred because such conditions have not yet been satisfied. Consequently, $10,000,00 was never held in escrow. Currently, there are no funds held in escrow. The Company will revise "The Offering" section of the Registration Statement to include an expanded discussion of the second tranche of financing of up to $7,500,000.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
March 2, 2006
Page 3

            The Company will also revise the Registration Statement to include as an exhibit, the Escrow Agreement dated December 19, 2005 by and between the Company, Cornell Capital Partners, LP and David Gonzalez, Esq. as Escrow Agent, relating to the $2,500,000 received by the Company.

Comment 2:  In light of what  appears to be a second  tranche  of your  December
            2005 financing consisting of convertible notes in the aggregate principal amount of $7,500,000 please provide us with a detailed analysis of why you believe your December 2005 financing was complete prior to the initial filing of the registration statement. In this regard, we note that the second tranche appears to be unfunded to date and remains subject to a number of conditions including the continued listing of your ADSs on the Nasdaq Capital Market.

Response 2: The Company  acknowledges  the Staff's  comments and  supplementally advises the Staff that pursuant to Section 10(o) of the Purchase Agreement, the second tranche of financing for up to $7,500,000 has not yet commenced and has consequently not been registered with the Commission.

            The first tranche of financing for $2,500,000 was completed on December 19, 2005. As described in the Registration Statement, total proceeds to the Company from the issuance of the Convertible Note to Cornell Capital Partners, LP on December 19, 2005 was $2,500,000. Also, on December 19, 2005, a Warrant to purchase 250,000 ADSs was issued to Cornell Capital Partners, LP. The Company has not received any proceeds from the exercise of the Warrant.

            In accordance with Section 2 of the Registration Rights Agreement dated December 19, 2005 by and between the Company and Cornell Capital Partners, LP (the "Investor Registration Rights Agreement") (previously filed as Exhibit 3 to the Company's Form 6-K, filed on December 20, 2005, File No. 000-21978) the Company prepared and filed, no later than forty five (45) days from December 19, 2005, with the Commission a registration statement on Form F-3 under the Securities Act for the resale by Cornell Capital Partners, LP of up to 18,784,020 ADSs (the number of ADSs to be issued upon conversion of the Convertible Note and underlying Warrant amounting to not less than 19.99% of the number of ADSs outstanding on December 19, 2005).

            The terms of the first tranche of financing, as disclosed in the Registration Statement, are not contingent upon the approval of the Company's shareholders as there is a cap placed on the number of Company shares that can be issued such that there cannot be an issuance of more than 19.99% of the Company's shares outstanding.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
March 2, 2006
Page 4

            Upon completion of the second tranche of financing for up to $7,500,000, the Company intends to file an additional registration statement on Form F-3 with the Commission.

Comment 3:  In your disclosure  regarding the calculation to register 18,346,520
            ADSs as issuable upon conversion of the convertible note, you refer to page 20 for what you appear to suggest is a more complete discussion of the 19.99 percent provision in the investor registration rights agreement. Such discussion, however, is not in your description of securities. Please revise to provide a complete discussion as to why 18,346,520 ADSs are being registered for conversion and indicate that such number is currently far in excess of the shares issuable upon conversion of the December 2005 convertible note at current market prices, excluding any accrued interest. Please advise us if such additional shares contemplate the convertible note issuable in the second tranche.

Response 3: The Company  acknowledges  the Staff's  comments and will revise the
            "Description of Securities" section of the Registration Statement to include an expanded disclosure of the 19.99% provision.

            The  Company   supplementally   advises  the  Commission   that  the
            convertible note issuable in the second tranche is not contemplated within this Registration Statement.

Comment 4:  We note your Form 6-K filed  February 16, 2006 in which you disclose your receipt of a Nasdaq notice of non-compliance regarding listing qualifications. Please provide disclosure in a recent developments discussion regarding such notice and the likelihood of your continued listing. Your risk factor disclosure should be updated as well. We note that you plan to request a hearing with Nasdaq and that you suggest that you may meet the alternative requirement of $2,500,000 in shareholders' equity in the last fiscal year. Please elaborate on how you plan to meet such requirement in light of your ($4,797,000) in shareholders' equity as of October 31, 2005 as disclosed in your Form 6-K filed December 8, 2005.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
March 2, 2006
Page 5

Response 4: The Company  acknowledges  the Staff's  comments and will revise the
            Registration Statement to include a disclosure in the "Recent Development" section that the Company received a Nasdaq notice of non-compliance on February 15, 2006. The Company will further disclose its plan to request a hearing with Nasdaq and that it is currently considering a range of strategic opportunities and potential steps to ensure its ongoing compliance with Nasdaq continued listing requirements. The Company intends to provide further updates regarding the status of these matters at such time as additional information is available.

            The Company will also revise the Registration Statement to include an expanded disclosure in the risk factor entitled "We may not be able to continue to satisfy the applicable standards for continued listing on the Nasdaq-CM Market."

            The Company will also revise the Registration Statement to incorporate by reference the Form 6-K filed on February 16, 2006 relating to the receipt of the February 15, 2006 Nasdaq notice of noncompliance.

Registration Statement on Form F-3- Selling Shareholders, page 17

Comment 5:  Please  disclose the natural  person who exercises the voting and/or dispositive powers with respect to the securities to be offered for resale by Cornell Capital (e.g. Mark Angelo). Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Response 5: The Company  acknowledges  the Staff's  comments and will revise the
            Selling Shareholders section of the Registration Statement to disclose that Mark Angelo, Portfolio Manager of Cornell Capital, LP and President of Yorkville Advisors, LLC, Cornell Capital Partners, LP's General Partner, has voting and investment control over the ADSs held by Cornell Capital Partners, LP.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
March 2, 2006
Page 6

Registration Statement on Form F-3- Exhibits

Comment 6:  Please provide the  undertaking  set forth in Item  512(a)(5)(i)  or
            (a)(5)(ii) of Regulation S-K, as applicable.

Response 6: The Company  acknowledges the Staff's comments and will revise "Item
            10. Undertakings" of the Registration Statement to provide the undertaking set forth in Item 512(a)(5)(ii).

Form 20-F for the year ended April 30, 2005

Item 15. Controls and Procedures

Comment 7:  Your  disclosure does not appear to indicate any conclusion from the evaluation undertaken by your chief executive officer and chief financial officer as to the effectiveness of your disclosure controls and procedures. Further, the evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act is to be made as of the end of the fiscal quarter. Please advise us whether your chief executive officer and chief financial officer evaluated your disclosure controls and procedures as of April 30, 2005 and what their conclusions were with respect to the effectiveness of such disclosure controls and procedures. Please confirm to us that you will note this comment with respect to your future reports.

Response 7: The Company  acknowledges  the Staff's  comments and  supplementally advises the Staff that the Company's disclosure in Item 15(a) of the Form 20-F for the fiscal year ended April 30, 2005 clearly indicates that the Company's Chief Executive Officer and Chief Financial Officer evaluated the Company's disclosure controls and procedures as of April 30, 2005. For example, Item 15(a) of the Form 20-F indicates that the disclosure controls and procedures were evaluated "as of the end of the period covered by this Annual Report on Form 20-F."

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
March 2, 2006
Page 7

            Furthermore,   the  Company's  Chief  Executive  Officer  and  Chief
            Financial Officer concluded that such disclosure controls and procedures were effective and that the Company's disclosure controls and procedures ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner.

            The Company notes this comment with respect to future filings of the Company's Form 20-F.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN:  Barbara C. Jacobs
March 2, 2006
Page 8

      Please contact Mark Dorff of Brown Rudnick Berlack Israels LLP in London at (011 44) 20 7851 6005 or Dan Gusenoff of Brown Rudnick Berlack Israels LLP in Boston at (617) 856-8172 should you require additional information or have questions regarding responses 1-7. Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Daniel Lee of the Commission's staff.


                                                Very truly yours,
                                                FUTUREMEDIA PLC

                                                By /s/ Andrew Haire
                                                   -----------------------------
                                                   Andrew Haire, General Counsel

cc: Daniel Lee (Via Fax)